MANAGEMENT’S DISCUSSION AND ANALYSIS

For The Year Ended December 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) provides an analysis of the Company’s audited financial results for the year ended December 31, 2013.

The following information should be read in conjunction with the Company’s December 31, 2013, consolidated financial statements together with the related notes contained therein, which are available under Augusta's issuer profile on SEDAR at www.sedar.com. The financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and “forward looking information” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of March 27, 2014.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  Augusta's plans at the Rosemont Project, including the timing for obtaining final permits, construction and estimated production;

  expectations surrounding future financings and re-financings;

  capital and operating cash flow estimates; and

  changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this MD&A is based on the reasonable expectations and beliefs of management as at the date of this Directors' Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company's common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this MD&A. For further details, reference is made to the risk factors discussed or referred to in Augusta's Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this MD&A, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this MD&A and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

Note Concerning Mineral Resource and Technical Information

Information in this MD&A and disclosure documents of Augusta that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resources" and "inferred mineral resource" and derivatives thereof. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which has established standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and technical information of Augusta contained in this Directors' Circular or contained in documents referenced in this Directors' Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the acquisition, exploration and development of natural mineral resource properties. Augusta’s only material property is the Rosemont Copper Project (“Rosemont” or “Rosemont Project”) located in Pima County, Arizona. The Rosemont Project is currently in the final stages of permitting, with final permits expected to be issued in the second quarter of 2014 and construction scheduled to start in the second half of 2014. The completion of the Final Environmental Impact Statement (“FEIS”) was announced by the United States Forest Service on November 27, 2013, and on December 13, 2013, a Notice of Availability of the FEIS was published in the Federal Register, the daily journal of the United States government. A draft Record of Decision (“DROD”) in respect of the Rosemont Project was announced by the United States Forest Service on December 16, 2013, and on December 31, 2013, a legal notice was published in the newspaper of record, the Arizona Daily Star, which initiated the 45-day objection period beginning January 1, 2014. Construction on Rosemont is expected to commence in the second half of 2014. The Rosemont Project is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Rosemont property is comprised approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases owned by Augusta. Rosemont is located in Pima County, Arizona on the northeastern flank of the Santa Rita Mountains approximately 50 kilometers southeast of the city of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC. Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

2013 Key Objective

The Company’s key objective for 2013 was to complete the permitting process and obtain the final Record of Decision (“FROD”) necessary to construct and operate Rosemont. During the public comment period on the Draft Environmental Impact Statement (“DEIS”) in late 2011 and early 2012, the U.S. Forest Service (“USFS”) received more than 25,000 comments. The process to review the comments and to prepare responses to the substantive comments was extensive and any substantive comments were incorporated into the FEIS. This culminated with the USFS, on July 1, 2013, delivering a Preliminary Administrative FEIS on the Rosemont Project to the Local, State and Federal Cooperating Agencies for their comments. The Cooperating Agencies were initially given 30 days to provide their comments, but, due to the volume of reports and materials to review, the comment period was extended. On September 27, 2013, new regulations governing the USFS decision process came into effect for issuance of the FEIS and FROD. The new regulations apply to all USFS decisions on Environmental Assessments and Environmental Impact Statements, including the Rosemont Project. Under the new decision process, the release of the FEIS and DROD starts a 45-day objection period to allow people who had submitted comments during the prior official comment periods during the EIS process an opportunity to file objections to the DROD, followed by a 45-day review period for the USFS to review and respond to the objections, with an option of one 30 day extension to the review period. The total objection and review period thus has a maximum statutory limit of 120 days after which the USFS will issue written responses to the objections and may include recommendations for changes to the DROD. After the review period, the FROD is issued. With this new process, there is no opportunity for additional review or administrative appeal of the FROD. The Company estimated that the new regulation delayed the completion of the USFS decision process by approximately four months. On December 13, 2013, the Notice of Availability for the FEIS was published in the Federal Register and on December 16, 2013 the USFS issued a DROD which identified Alternative 4, the Barrel Alternative, as the preferred alternative in the FEIS. The official start to the objection period was established as January 1, 2014. The Company now expects the FROD and the Clean Water Act Section 404 Permit (“404 Permit”) to be issued in the second quarter of 2014. The completion of project financing and recommencement of detailed engineering is now expected to occur in the second half of 2014.

2014 Developments

On February 9, 2014, HudBay Minerals Inc. ("HudBay") issued a press release that announced its intention to commence an unsolicited offer to purchase, for consideration of 0.315 of a common share of HudBay for each common share Augusta (each, a "Common Share"), all of the issued and outstanding Common Shares of Augusta, other than any Common Shares held directly or indirectly by HudBay and its affiliates (the "HudBay Offer"). On February 10, 2014, HudBay filed its offer and accompanying take-over bid circular in respect of the HudBay Offer (the "HudBay Offer and Circular"). On February 11, 2014, HudBay formally commenced the HudBay Offer by advertisement.

On February 24, 2014, Augusta issued its directors' circular (the "Directors' Circular") in response to the HudBay Offer pursuant to which the board of directors of Augusta (the "Board of Directors" or the "Board"), based on its review and analysis of the HudBay Offer and acting on the advice of its legal advisors, Davies Ward Phillips & Vineberg LLP and Cravath, Swaine, & Moore LLP, and its financial advisors, Scotia Capital Inc. and TD Securities Inc., unanimously recommend that Augusta shareholders reject the HudBay Offer and not tender their Common Shares to the HudBay Offer. For more information on the process followed by the Board of Directors in making its recommendation to shareholders and for detailed reasons why the Board of Directors believes that the HudBay Offer is grossly inadequate and does not come close to recognizing the value and potential of Augusta and its Rosemont Project, please refer to the Directors' Circular, which is available under Augusta's issuer profile on SEDAR at www.sedar.com. Additional information in respect of the HudBay Offer, including a copy of the HudBay Offer and Circular is also available under Augusta's issuer profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Board of Directors has also given its financial advisors and Augusta's management team a broad mandate to, among other things, manage a process of exploring and considering alternative strategic transactions to the HudBay Offer and to make recommendations to the Board of Directors on a regular basis in respect thereof. Augusta and its financial advisors have been approached by, and/or have initiated contact with, a number of third parties. These parties include those who had previously conducted site visits to the Rosemont Project and/or who have expressed an interest in considering a transaction. Discussions are ongoing and Augusta has established an electronic data room for purposes of providing confidential information to third parties who have entered into confidentiality agreements. The Board of Directors' efforts with respect to such strategic alternatives process are ongoing and, given the complexity of the situation, it is not yet possible to predict whether or when an alternative transaction that is superior to the HudBay Offer will emerge.

On March 17, 2014, the Company responded to an announcement made by HudBay on March 14, 2014, that it had (i) extended its Offer to acquire all of the common shares of the Company that it does not already own to April 2, 2014, and (ii) waived the Offer’s minimum tender condition. The HudBay announcement also stated that HudBay plans to submit an application to the British Columbia Securities Commission to cease trade the Company’s shareholder rights plan in due course. The Company’s response (i) confirmed that its permitting process is progressing as planned with previous guidance remaining unchanged for receipt of both the 404 permit from the Army Corps of Engineers and the Final Record of Decision from the U.S. Forest Service in the second quarter of this year, (ii) reminded shareholders that as long as Augusta's shareholder rights plan remains in effect, HudBay cannot take up any shares that might be tendered to its offer without triggering the rights, and (iii) noted that Augusta's Board of Directors intends to meet during the week of March 24, 2014, to receive an update regarding the Company's strategic process.

On March 27, 2014, the Board of Directors met and received an update on the Company’s strategic review process. As of that date, nine interested parties, including a number of significant industry players, had signed confidentiality agreements and were in the process of conducting an extensive review of the materials in the Company’s electronic data room. Site visits to the Company’s Rosemont Project are also scheduled to take place in the upcoming weeks. In addition, the Board of Directors determined that the Company will hold an annual and special meeting of its shareholders on May 9, 2014, to have, among other things, shareholders consider the continuation of its existing shareholder rights plan until the following annual meeting of shareholders.

2013 Highlights

On December 12, 2013, the Company closed a $26.6 million increase ("Additional Commitment") to the existing $83 million RK Mine Finance Trust I (“Red Kite”) loan facility ("Existing Loan"). The Additional Commitment and the Existing Loan will total $109.6 million (referred to collectively as the “Expanded Loan”) once the Company has fully drawn the Additional Commitment. The terms for the Expanded Loan are substantially the same as the Existing Loan, including interest payable at LIBOR plus 4.50% . The Company has the option to extend the maturity date of the Expanded Loan by up to three months to no later than October 21, 2014 by making an extension fee payment to Red Kite for each month the Expanded Loan is extended. In connection with the Expanded Loan, Augusta also issued a total of 3.3 million Common Share purchase warrants to Red Kite with an exercise price of $2.12 per Common Share. These warrants expire on December 12, 2016.

On October 17, 2013, the Company’s Shareholder Rights Plan (the “Rights Plan”) was ratified and approved by its shareholders at the Special Meeting of Shareholders held for such purpose. The Rights Plan, which came into effect on April 19, 2013, will continue in force until the end of the Company’s Annual Meeting of Shareholders in 2016.

On August 14, 2013, the Company entered into a Notes Purchase Agreement with two major shareholders, including Richard W. Warke, the Company's Executive Chairman, providing for the issuance by the Company of up to an aggregate of Cdn$10 million in unsecured convertible notes (the “Notes”). The Company issued the full amount of the Notes in four tranches in September and October 2013. The Notes have a 5 year term, bear interest at 7% per annum, and have a conversion price equal to a premium of 30% above the volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days ending the last business day prior to the closing date of each tranche.

On August 9, 2013, the Company’s wholly-owned subsidiary, RCC, together with its joint venture partners, LG International Corp. and Korea Resources Corporation, announced the signing of a project financing mandate letter (the “Mandate Letter”) with a syndicate of 12 international financial institutions (the “Mandated Lead Arrangers” or “MLAs”). The Mandate Letter sets out an exclusive arrangement with the MLAs describing the activities needed to arrange a limited recourse loan facility for the construction of the Rosemont Project. The Mandate Letter also specifies the roles and responsibilities of the MLAs, appoints certain MLAs to agent roles and stipulates certain fees payable to the MLAs and agents. The due diligence process that the MLAs undertook following the signing of the Mandate Letter, which included a review of the Rosemont Project by an independent engineering firm, has now been substantially completed. The senior secured debt from the MLAs is expected to provide all of the debt required for the Rosemont Project.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde” or “CVM”) was awarded a 25 year concession by the Administración Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The concession agreement was signed on September 6, 2013 and officially registered on December 20, 2013 with Secrectaria de Comunicaciones y Transportes Mexico (“SCT”). The facility, which will be built on a 54,500 square meters site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. The Company has engaged National Bank Financial Inc. as its financial advisor in connection with a potential transaction involving a direct or indirect investment by third parties in Cobre Verde.

On June 26, 2013, Lenard F. Boggio was appointed to the Board of Directors. Mr. Boggio was the Mining Leader for PricewaterhouseCoopers (“PwC”) and a senior member of PwC’s Global Mining Industry Practice until his retirement in May 2012. Mr. Boggio holds a B.A. and B. Comm. from the University of Windsor, Ontario and is a member of the Institute of Chartered Accountants of British Columbia and Ontario. He also holds a CPA in Illinois and is a member of the State Boards of Accountancy of Illinois and Washington State and holds an ICD.D designation and is a member of the Institute of Corporate Directors.

Permitting and Environmental Impact Statement

On December 13, 2013, the Notice of Availability for the FEIS was published in the Federal Register. On December 16, 2013, the USFS issued a DROD which identified Alternative 4, the Barrel Alternative, as the preferred alternative in the FEIS. This alternative complies with applicable Federal and State laws and regulations and is considered to be the environmentally preferable alternative as it, where feasible, minimizes the adverse environmental and social impacts.

The Company continues its work on the Rosemont Mine Plan of Operations (“MPO”) so that once the FROD and the 404 Permit have been issued, which is expected in the second quarter of 2014, the Company can commence construction in the second half of 2014.

The Class II Air Permit and the Aquifer Protection Permit (“APP”) have each been issued and are in full force and effect, but remain subject to appeal processes.

  On July 8, 2013, the Arizona Water Quality Appeals Board upheld a judge’s affirmation of Rosemont’s APP. After the Company received this favorable ruling, the appellants appealed the decision and filed a lawsuit seeking to overturn the decision. The appeal is limited to process and to those issues raised in front of the Water Quality Appeals Board. The appellant’s reply brief is due on March 31, 2014, and no date has been set for appearances in court. The APP permit remains in force as issued, during the appeal process.
  Hearings on an appeal of the Class II Air Permit application concluded in August 2013 and closing argument filings continued to November 27, 2013. The Air Permit ruling is expected to be issued on April 14, 2014. The Company intervened in this appeal and provided technical support to the Arizona Department of Environmental Quality (“ADEQ”) as well as a legal defense of the Air Permit. The Air Permit is considered final and in force, even while it is undergoing a review as per State of Arizona administrative procedures.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

In order to finalize the Federal 404 permit, the ADEQ must concur that the 404 permit conditions are protective of surface water quality standards (State 401 certification). On February 21, 2014, the ADEQ issued a notice of a preliminary decision to issue the 401 certification and the start of a public comment period. The 401 certification is expected to be issued in early April 2014 following the end of the public comment period.

Project construction activities can commence on public lands following the issuance of the 404 permit, the FROD and subsequent approval by the USFS of the MPO. The FROD will include the final conditions required for the MPO.

Project Management and Ongoing Support Activities

Detailed engineering work has been adjusted to match the revised permitting timeline. The Rosemont Project team worked on the Project Execution Plan during the year. Since the commencement of permitting activities, the Company has maintained an active community relations program that includes emphasizing the economic benefits of the Rosemont Project to the region, supporting local and regional activities, and maintaining a community outreach program.

As at December 31, 2012 and 2013, Augusta’s capitalized development costs on the Rosemont Project and deposits on long-lead equipment were as follows:

Development Costs

As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation expense, net of forfeitures	1,527,532
As at December 31, 2012	$152,708,037

As at December 31, 2012	$152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Mitigation land	3,463,029
Capitalized stock-based compensation expense, net of forfeitures	(430,284)
As at December 31, 2013	$182,222,232

Deposits on Long-lead Equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and 2013	$11,670,924

Financings

During the year ended December 31, 2013, the Company received proceeds of Cdn$0.2 million from the exercise of 341,667 stock options at an exercise price of Cdn$0.68 per share. The weighted average share price when the stock options were exercised was Cdn$1.77 per share.

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Existing Loan. The Additional Commitment and the Existing Loan total $109.6 million. The Additional Commitment will be drawn in four tranches:

  Tranche 1 of $4.1 million upon completion and signing of final documentation (received on December 16, 2013);

Management’s Discussion and Analysis for the Year Ended December 31, 2013

  Tranche 2 of $10.0 million upon publication of Rosemont's FEIS and DROD by the USFS (received on January 13, 2014);

  Tranche 3 of $7.5 million upon publication of Rosemont's FROD by the USFS (expected to be received in the second quarter of 2014); and

  Tranche 4 of $5.0 million upon issuance of the final 404 Permit by the ACOE (expected to be received in the second quarter of 2014).

The Company paid a financing fee of $1.1 million and issued a total of 3.3 million Common Share purchase warrants to Red Kite, exercisable at $2.12 per Common Share and expiring on December 12, 2016. The warrants were valued at $1.6 million at the time of issuance. The warrants are subject to customary and usual anti-dilution conditions. The terms for the Additional Commitment are substantially the same as the Existing Loan, except the Company has an option to extend the maturity date of the Expanded Loan by up to three months to no later than October 21, 2014 for an extension fee. The Additional Commitment also bears interest at LIBOR plus 4.50%, the same as the Existing Loan.

On August 14, 2013, the Company entered into a Notes Purchase Agreement with two major shareholders (“Note Holders”), including Richard W. Warke, the Company's Executive Chairman providing for the issuance by the Company of an aggregate of Cdn$10 million in Notes. The Notes mature 5 years from the effective date of each of the Notes and bear interest at 7% per annum. The Company may at its option redeem the Notes after 3 years assuming the Company’s stock price is trading at least at 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. The Notes also provide the Note Holders thereof with an option to convert the principal into Common Shares at a conversion price equal to a 30% premium over the volume weighted average trading price on the TSX for the 5 trading days prior to the last business day before the closing date of each tranche of the Notes. A total commitment fee of $0.1 million was paid to each of the Note Holders pursuant to the Notes Purchase Agreement. The Company issued the Notes for the full Cdn$10 million in four tranches between September 4 and October 25, 2013. The Note Holders each hold a Cdn$5 million aggregate principal amount of Notes.

RCC and its joint venture partners, LG International Corp. and Korea Resources Corporation, signed the Mandate Letter with the Mandated Lead Arrangers, which sets out an exclusive arrangement describing the activities needed to arrange a limited recourse loan facility for the construction of the Rosemont Project. The proposed senior secured debt is expected to provide all of the debt required for the Rosemont Project. During the year ended December 31, 2013, the Company incurred $3.7 million (RCC’s share - $3.4 million) of legal, consulting and travel costs related to the project financing which is reported as prepaid debt issuance costs. These costs and future debt issuance costs will be netted against the future project loans.

On November 28, 2013, the Company received from Ely Gold & Minerals Inc. ("Ely") $1.3 million as final settlement of a $1.75 million receivable in respect of the Company's sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely in February 28, 2008. The Company incurred a $0.2 million loss on this transaction.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Results of Operations

The Company will not be generating any significant revenue until the Company completes the construction and commences commercial production. The following table summarizes the Company’s results of operations during the years ended December 31, 2013 and 2012.

	Years Ended December 31,
	2013	2012

EXPENSES
Salaries and benefits	$1,850,893	$1,927,850
Stock-based compensation	1,435,112	2,071,353
Exploration and project investigation	1,449,616	1,213,335
Legal, accounting and audit	854,155	671,619
Travel	187,981	240,452
Consulting	117,442	92,576
Filing and regulatory fees	136,621	147,744
Recruiting fees	847	31,867
Office and administration	507,775	323,539
Rent	356,767	247,983
Investor relations	102,191	132,039
Directors' fees	193,137	197,746
Insurance	379,570	354,057
Membership and conferences	17,762	23,623
Amortization and depreciation	371,116	264,290
Fiscal and advisory services	29,988	16,053
Loss from operations	(7,990,973)	(7,956,126)
Interest and other income	787,778	657,107
Other expenses	(422,126)	(507,481)
Gain on shares, warrants and derivatives	1,058,665	364,088
Foreign exchange gain	165,249	47,001
Interest and finance charges	(241,760)	(18,466)
Loss before taxes	(6,643,167)	(7,413,877)
Deferred income tax recovery (expense)	147,000	(2,305,000)
Net loss and comprehensive loss for the
year	$(6,496,167)	$(9,718,877)

For the year ended December 31, 2013, the Company had a $6.5 million net loss and comprehensive loss or $0.05 loss per Common Share compared to a $9.7 million net loss and comprehensive loss or $0.07 loss per share for the comparable period in 2012. The decrease in loss was due primarily to reduction in non-cash gains of $0.7 million relating to changes in the valuation of Ely shares, Red Kite warrants and derivative liability, $0.6 million decrease in stock-based compensation expense and a recovery in deferred income tax. This was partially offset by $0.5 million increase in cash operating expenses pertaining to project investigation, legal fees and IT system hosting and maintenance fees.

Other significant variances include:

Exploration and Project Investigations

For the year ended December 31, 2013, exploration and project investigation costs increased $0.2 million to $1.4 million compared to $1.2 million for the same period in 2012 due primarily to costs associated with due diligence work on a potential project that did not materialize during the second quarter of 2013.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Stock-based Compensation

For the year ended December 31, 2013, stock-based compensation expense decreased $0.7 million to $1.4 million compared to a $2.1 million expense for the same period in 2012. The decrease was due primarily to the reversal of previously amortized stock-based compensation expense on certain restricted shares and restricted share units that were forfeited due to performance conditions not being met.

Legal, Accounting and Audit

For the year ended December 31, 2013, legal, accounting and audit increased $0.2 million to $0.9 million compared to $0.7 million for the same period in 2012 due to higher audit and legal fees. The Company also incurred $1.9 million of legal fees during the year (2012 - $0.1 million) in connection with project financing activities which have been capitalized as prepaid debt issuance costs, a component of prepaid expenses. These costs and future legal fees incurred up until the closing of project financing will be charged against the proceeds from project loans.

The Company will be incurring additional legal and financial advisory fees in the first half of 2014 in connection with HudBay’s unsolicited bid for the Company’s outstanding shares that it does not already own.

Gain (Loss) on Shares, Warrants and Derivatives

Gain (loss) on Common Shares, warrants and derivatives consists of changes in the fair value of the Company’s investments in held for trading securities, Canadian dollar denominated Common Share purchase warrants and Notes derivative liability. The comparison year-to-year is not comparable due to the various components that make up the 2013 and 2012 amount. For instance, the comparative period in 2012 includes recognizing the changes in the fair value of Canadian dollar denominated warrants up to September 12, 2012, the date when the Company changed the exercise price to US dollars. This change resulted in the reclassification of the warrants from a derivative liability to an equity instrument and no longer requires the warrants to be fair valued at the end of each reporting period.

For the year ended December 31, 2013, the Company recognized a non-cash, $1.1 million unrealized gain on held-for-trading securities and fair value of warrants liability and convertible note derivative liability compared to a $0.4 million unrealized gain on held-for-trading securities and Canadian dollar denominated share purchase warrants for the same period in 2012.

Review of the Quarterly Results – Three months ended December 31, 2013 compared to the three months ended December 31, 2012

For the three months ended December 31, 2013, the Company incurred a $0.8 million net comprehensive loss compared to a $4.9 million net comprehensive loss for the comparable period in 2012. The decrease in the net comprehensive loss was due primarily to a $1.2 million favorable marked-to-market valuation on our held for trading securities and derivative liability and a decrease in deferred income tax expense. The Company recognized a $3.0 million deferred income tax expense in the fourth quarter of 2012 relating to the expiry and loss of utilization State loss carry forwards compared to $0.5 million deferred income tax expense for the fourth quarter ended December 31, 2013.

Selected Annual Information

The following table summarizes the selected financial information relating to its results of operations and financial position. Since the Company does not generate any significant revenue, the Company relies on debt and equity to finance its operations and capital expenditures. During the second half of 2013, the Company issued Cdn$10 million of Notes and closed a $26.6 million Additional Commitment to the existing $83 million Red Kite Loan of which $4.1 million was drawn as at December 31, 2013. The Red Kite Loan and accrued interest is classified as a current liability and due on July 21, 2013 with an option to extend the maturity date for an additional three months by paying Red Kite an additional fee. Factors that cause significant variances in net comprehensive profit (loss) are primarily non-cash items such as stock compensation expense, marked-to-market adjustments on its warrants and derivative liabilities, deferred income tax expense (recoveries), gains from sale of interest in Rosemont to its joint venture partner and foreign exchange gain (losses) on its Canadian dollar and Mexican Pesos denominated working capital items. For the year ended December 31, 2011, the Company had recognized a $22.4 million after-tax gain on the sale of a 3.85% interest in the Rosemont Joint Venture.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

	Years Ended December 31,
(in US dollars)	2013	2012	2011
Revenue	$-	$-	$-
Profit (loss) before taxes	(6,643,167)	(7,413,877)	16,879,065
Net comprehensive profit (loss) for the year	(6,496,167)	(9,718,877)	15,668,065
Basic and diluted earnings (loss) per share
Basic earnings (loss) per share	(0.05)	(0.07)	0.11
Diluted earnings (loss) per share	(0.05)	(0.07)	0.11
Total Assets	321,981,459	309,600,442	268,433,609
Cash used in operations	6,304,149	5,331,860	6,731,815
Capital expenditures	31,559,086	39,378,599	50,018,525
Non-current financial liabilities	8,217,530	86,837,755	-
Dividends declared	Nil	Nil	Nil

Summary of Quarterly Results

Select financial information in accordance with IFRS for each of the eight most recently completed quarters are as follows:

	Interest and Other Income (Loss)	Net Comprehensive Loss	Basic Loss Per Share	Diluted Loss Per Share
Q4 2013	$(14,138)	$(807,086)	$(0.01)	$(0.01)
Q3 2013	168,258	(1,692,527)	(0.01)	(0.01)
Q2 2013	462,910	(1,786,106)	(0.01)	(0.01)
Q1 2013	170,748	(2,210,448)	(0.02)	(0.02)
Q4 2012	193,860	(4,909,395)	(0.04)	(0.04)
Q3 2012	149,915	(2,116,696)	(0.01)	(0.01)
Q2 2012	140,070	(1,225,287)	(0.01)	(0.01)
Q1 2012	173,262	(1,467,499)	(0.01)	(0.01)

Factors that can or have caused fluctuations in the Company’s quarterly results include the timing of stock option grants, change in the value of derivative liability, gains from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollar and Mexican Pesos denominated working capital items. Since the Rosemont Project is not currently in production, the Company believes that its losses and loss per share are not a primary concern to investors in the Company.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2013 was $2.3 million compared with $29.1 million at December 31, 2012. The Company had a working capital deficit of $88.3 million at December 31, 2013 compared to $28.8 million of positive working capital at December 31, 2012. The $117.1 million decrease in working capital was due primarily to reclassifying the $93.5 million Red Kite Expanded Loan and accrued interest thereon to a current liability maturing on July 21, 2014, $30.7 million spent on investing activities primarily on capital and permitting expenditures at the Rosemont Project, and partially offset by $10.1 million net cash proceeds from investing activities.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Existing Loan with Red Kite. The Company drew the first tranche of the Additional Commitment for $4.1 million on December 16, 2013 and drew the second tranche for $10 million on January 13, 2014.

On August 14, 2013, the Company entered into a Notes Purchase Agreement providing for the Company to issue an aggregate of Cdn$10 million in Notes. The Company had issued the full Cdn$10 million of Notes as of October 25, 2013.

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde was awarded a 25 year concession, with an option to extend, by the API to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The facility will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships and may be used for metal concentrate shipments. As at December 31, 2013, $0.7 million of concession and engineering costs have been capitalized as part of other assets. To assist with financing the construction of the export facility, which is expected to cost between $32 million to $40 million, the Company has engaged National Bank Financial Inc. as its financial advisor in connection with a potential transaction involving a direct or indirect investment by third parties. This process, and any potential transaction, is expected to conclude the first half of 2014.

Project financing activities continued during the fourth quarter and the project financing is expected to be in place prior to the start of construction at Rosemont, which the Company anticipates will occur in the second half of 2014. Committed financing for the Rosemont project is a condition precedent to obtaining draws under the Silver Wheaton streaming agreement and hence will be required prior to funding from Silver Wheaton’s $230 million streaming agreement and the remaining $106 million earn-in funding from United Copper & Moly LLC (“UCM”), Rosemont’s joint venture partner. The project financing is anticipated to provide the Company with all the debt financing required to construct the Rosemont project. For the year ended December 31, 2013, the Company incurred $3.4 million of legal, banking and consulting fees and other expenses related to project financing activities which is currently charged to prepaid debt issuance costs, which is a component of prepaids and other. These and all future costs incurred to complete project financing will be charged against the proceeds from the project loans.

On August 24, 2012, Cobre Verde Development Corporation, the Company’s wholly-owned subsidiary, and SICAN Inc. entered into a joint arrangement through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley Central Arizona Project Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The Company is responsible for funding 100% of the construction of the CAP WDS. During year ended December 31, 2013, the Company contributed $1.0 million (cumulative contributions of $1.6 million) into JPAR LLC and has recognized an 82.2% (December 31, 2012 - 63.1%) share of JPAR’s assets and 100% of its liabilities.

The Company used $6.3 million of cash for operating activities during year ended December 31, 2013 compared to $5.3 million for the same period in 2012. The $1.0 million increase was due primarily to an increase in operating expenses, timing of vendor payments, and the related changes to working capital.

The Company received $13.7 million from advances under the Expanded Loan from Red Kite and the issuance of Notes during the year ended December 31, 2013. The Company also received $0.2 million from the exercise of stock options during 2013 compared to $1.7 million during 2012. The Company does not expect to generate significant revenue from its operations until the Rosemont Project commences commercial production.

The Company used $30.6 million of cash in investing activities during the year ended December 31, 2013, compared to $37.3 million for the same period in 2012. The $6.7 million decrease was due primarily to lower spending on long-lead equipment purchases and development costs as the Company continued to adjust Rosemont’s spending match the revised permitting timeline. The investing activities included $26.3 million (2012 - $36.5 million) spent on permitting, engineering and ongoing support activities and deposits on long-lead equipment, and $6.4 million (2012 - $3.6 million) on capital and other assets and contribution to restricted funds related to the Port of Topolobampo development. The Company also received from Ely an annual $0.75 million payment in June 2013 and $1.3 million in November 2013 as final settlement of a $1.75 million receivable due over the next two years.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Company’s forecast cash requirements for the next 12 months are $370 million for construction of the Rosemont and Topolobampo projects and general and administrative expenses, and $113 million to repay the Expanded Loan maturing on July 21, 2014. The Company may extend the repayment of the Red Kite loan for up to three additional months subject to an extension fee for each month the loan is extended. The forecast cash requirement exceeds the Company’s current working capital and completion of project financing prior to the start of construction on the Rosemont project will be required in order to fund planned Rosemont construction expenditures. The Company may also need to raise additional equity to complete the financing of Rosemont construction. The $106 million from UCM and the $230 million from Silver Wheaton are the other components of financing for the construction of Rosemont.

The Company’s current financial position indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company receiving the permits necessary for the construction of the Rosemont Project and raising additional debt or equity financing to meet its obligations as they become due. The Company must obtain additional funding in the third quarter of 2014 in order to continue development and construction of the Rosemont Project. Furthermore, the Company is currently negotiating project financing terms with a number of lending institutions, which the Company believes will result in the Company obtaining the project financing required to fund the construction of the Rosemont Project. However, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The consolidated financial statements are prepared on a going concern basis, which assumes the Company will be able to meet its obligations as they become due for the next twelve months. The consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements. Such adjustments could be material.

UCM has already completed its commitment to fund $70 million of pre-construction costs to earn a 7.95% equity interest in the Rosemont Project. The remaining $106 million of the $176 million total investment increase UCM’s interest in Rosemont to 20% and will be released on a pro-rata basis with Silver Wheaton’s $230 million to fund construction once all of the material permits have been issued and project financing in place. The Company expects to draw on these funds in the third quarter of 2014.

Off-Balance Sheet Arrangements

The Company has an off-balance sheet arrangement with Silver Wheaton which provides for the Company to deliver to Silver Wheaton silver and gold credits equivalent to all of the payable silver and gold ounces produced at Rosemont at a price equal to the lower of $3.90 per ounce for silver and $450 per ounce for gold (escalated by 1% per annum after the first three years of production), or prevailing market prices, in exchange for $230 million to fund construction of the Rosemont Project. These funds form a vital part of the Company’s equity contribution towards funding of Rosemont’s construction costs. These funds can only be drawn after the satisfaction of certain conditions precedent, including, inter alia, receipt of all of the major permits and the arrangement of committed project financing. The Company expects to receive approximately $375 million from Silver Wheaton for the deliveries of silver and gold credits equivalents over the life of the Rosemont Mine.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Commitments

The Company had the following known commitments and contractual obligations as at December 31, 2013:

				More than 5
in U.S. dollars	Less than 1 year	1-3 years	3-5 years	years	Total
Accounts payable and accrued
liabilities	$4,425,550	$-	$-	$-	$4,425,550
Other liability	3,615,125	-	-	-	3,615,125
Long-term debt	100,062,301	1,316,284	10,067,852	-	111,446,437
JPAR and right of way	15,081,570	-	-	-	15,081,570
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,254,529	2,964,301	2,723,944	33,077,942	40,020,716
	$126,290,175	$65,075,990	$12,791,796	$33,077,942	$237,235,903

In the event of a change in control, the Cdn$ 10 million Notes, along with accrued and unpaid interest, is subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders.

The Company may extend the repayment of the Red Kite loan for up to three additional months subject to an extension fee for each month the loan is extended.

Outlook

The Company continues to work on updating the MPO to incorporate the requirements set forth in the DROD. The MPO provides a roadmap for compliance with the specifications set out in the DROD and consist of multiple elements requiring procedures for implementation.

The Notice of Availability for the FEIS was published in the Federal Register on December 13, 2013, and the DROD became available on December 16, 2013. The legal notice for the DROD was published on December 31, 2013, which initiated the 45-day objection period beginning on January 1, 2014, and which is followed by a 45-day review period for the USFS to review the objections, with an option of one 30 day extension of the review period. The Company expects to receive both the FROD and the 404 Permit in the second quarter of 2014.

Detailed engineering, including earthwork, civil and structural design, has been adjusted to the revised permitting timeline. The project management team will continue work on the project execution plan. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as logistics for deliveries during the construction phase of the project.

Basic engineering on the Topolobampo export facility started in September 2013 and is expected to be completed in the second quarter of 2014 with construction expected to start in the third quarter of 2014. Under the terms of the Topolobampo concession the Company has 18 months following the registration and transfer of the concession to Cobre Verde to complete engineering and construction of the port facility and prepare for operations. A default in any of the terms of the Topolobampo concession may result in the Company losing the concession and the right to operate the export facility. The Company is currently working on finalizing the capital cost estimate on the Topolobampo export facility which is currently estimated to be between $32 million to $40 million. To assist in obtaining funding for construction, the Company has engaged National Bank Financial Inc. as its financial advisor in connection with potential transactions involving direct or indirect investment by third parties in Cobre Verde. This process, and any potential transaction, is expected to conclude in the first half of 2014.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Company is continuing to advance project financing for the Rosemont Project, with a goal of completing documentation in the third quarter of 2014. Initial funding for construction will be provided by the $106 million investment from UCM, the company formed by RCC's joint venture partners, and $230 million from the Silver Wheaton agreement. The Company expects to use a portion of the UCM and Silver Wheaton funding to repay a portion of the Expanded Loan which is currently due on July 21, 2014 and may be extended for three additional months.

The Company’s community relations campaign of meeting with community leaders and neighbourhood groups and providing public tours of the Rosemont Project site will continue into 2014 to promote the economic benefits of the Project and the Company’s plans to alleviate the impact of mining activities on the environment.

Forecast operating and capital expenditures for the next twelve months total approximately $260 million and are based on the FROD and 404 Permit being issued in the second quarter of 2014. Construction is expected to commence in the second half of 2014 once the final MPO has been approved by the USFS. This forecast includes approximately $212 million for Rosemont permitting and construction, project financing and bonding costs, $5 million for general and administrative expenses, and $43 million for non-Rosemont capital projects such as the construction of the CAP water delivery system and the Topolobampo export facility. In addition, the Company will also require $113 million in funding for the repayment of the Red Kite Loan which is due on July 21, 2014, with an option to extend the repayment for three additional months. Funding for the forecast cash requirements will initially come from UCM and Silver Wheaton followed by proceeds from project financing. Any delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds to complete the process of obtaining the FROD, the 404 Permit and approval of the MPO. Unforeseen market events and conditions could impede access to capital or increase the cost of capital and have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

In the event of unexpected further delays in the completion of the permitting process, spending on construction and project financing activities will be curtailed and monthly expenses reduced to approximately $2.5 million per month.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at December 31, 2013 and December 31, 2012, included in due from related parties were $0.01 million and $0.02 million, respectively.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For each of the years ended December 31, 2013 and 2012, ManCo charged the Company $1.3 million for its share of salaries, rent and other administrative expenses.

As discussed above, the Company entered into a Notes Purchase Agreement with Richard W. Warke, the Executive Chairman of the Company. The Company issued an aggregate of Cdn$5 million in Notes to Mr. Warke and paid him a 2% commitment fee in accordance with the terms of the Notes Purchase Agreement.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2013 and 2012 are as follows:

Management’s Discussion and Analysis for the Year Ended December 31, 2013

	2013	2012
Salaries and benefits	$2,205,769	$2,156,950
Stock-based compensation	2,198,925	2,462,304
	$4,404,694	$4,619,254

Proposed Transactions

There are currently no undisclosed proposed transactions that will materially affect the performance of the Company.

The Board of Directors has, however, given its financial advisors and Augusta's management team a broad mandate to, among other things, manage a process of exploring and considering alternative strategic transactions to the HudBay Offer and to make recommendations to the Board of Directors on a regular basis in respect thereof. Augusta and its financial advisors have been approached by, and/or have initiated contact with, a number of third parties. These parties include those who had previously conducted site visits to the Rosemont Project and/or who have expressed an interest in considering a transaction. Discussions are ongoing and Augusta has established an electronic data room for purposes of providing confidential information to third parties who have entered into confidentiality agreements. The Board of Directors' efforts with respect to such strategic alternatives are ongoing and, given the complexity of the situation, it is not yet possible to predict whether or when an alternative transaction that is superior to the HudBay Offer will emerge.

Outstanding Share Data

The authorized share capital of Augusta consists of an unlimited number of Common Shares. As at March 27, 2014, the following securities of Augusta were issued and outstanding:

  145,388,035 Common Shares, which includes 347,501 issued and outstanding restricted Common Shares;

  5,949,834 options;

  211,668 restricted share units;

  5,091,700 warrants; and

  CAD $10,000,000 aggregate principal amount of Notes.

Had the Notes holders exercised their option on March 27, 2014, to settle the Notes in full in Common Shares, the Company would have issued 3,777,978 Common Shares at a weighted average conversion price of CAD$2.70 per Common Share.

FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. The warrants liability and derivative liability are classified as Level 3 on the fair value hierarchy.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of the Rosemont Project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	December 31,	December 31,
	2013	2012
Cash and cash equivalents	$460,252	$371,288
Accounts receivable	334,205	55,475
Short-term investments	145,935	259,440
Accounts payable and accrued liabilities	(658,661)	(575,752)
Derivative liability	(2,058,157)	-
Long-term liability	(6,682,008)	-
	$(8,458,434)	$110,451

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.8 million (2012 -$0.01 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an Earn-In Agreement with UCM that enables UCM to earn up to a 20% interest in the Rosemont Project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the Rosemont Project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont Project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs, determination of the fair value of stock-based compensation, Common Share purchase warrants issued with strike price that is subject to adjustment or denominated in a currency other than the issuer’s functional currency and derivative liability. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount, and (iii) a decline in base metal prices, adverse impact due to changes in government regulations, and other market conditions.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. In addition, the Company grants restricted Common Shares and restricted share units ("RSUs") to employees, directors and consultants under its amended and restated restricted share unit and restricted share plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options, restricted Common Shares and RSUs are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted Common Shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue Common Share purchase warrants with a strike price subject to adjustment under certain conditions or a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Common Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is subject to adjustment or denominated in a currency that is not the same as the functional currency of the issuer. The Common Share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit (loss). On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Company may enter into financing arrangements which may include the issuance of convertible debentures that are denominated in a currency different than the Company’s U.S. dollar functional currency or does not meet the “fixed-for-fixed” criterion in accordance with IAS 32.22, Financial Instruments – Presentation. In such case, the Common Share conversion feature of these convertible debentures would be classified as a derivative liability and is fair valued at each balance sheet date with changes in the fair value recognized in the statement of comprehensive loss.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Adoption of New or Amended IFRS

On January 1, 2013, the Company has applied the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27,

Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and this did not have an impact on the consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities –Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its rights to and obligations for the assets, liabilities, revenues and expenses of the arrangement. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted to the consolidated financial statements.

Disclosure of interest in other entities

IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Fair value measurement

IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and this did not have a significant impact on the consolidated financial statements.

Future Accounting Changes

Financial instruments

IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard will have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

There have been no changes to the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

Control Framework

Management has used the original Committee of Sponsoring Organizations of the Treadway Commission framework in order to assess the effectiveness of the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont Project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form, which is available under Augusta's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

The Company will require additional capital to fund its business plans.

Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production in 2017. Augusta will require project financing to be in place by the time the FROD is issued, which is expected to occur in the second quarter of 2014. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

The Company could lose its only material property in the event of default under the Red Kite Loan Agreement.

The Company’s obligations under the loan agreement entered into with Red Kite are secured by the common shares and assets of Rosemont Copper Company, which holds title to the Company’s only material property, the Rosemont Project. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt under the Expanded Loan, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes the Rosemont Project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Management’s Discussion and Analysis for the Year Ended December 31, 2013

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company may incur losses associated with foreign currency fluctuations.

The Company reports its financial statements in U.S. Dollars (“USD”) with operations in the U.S., Canada and Mexico. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. A portion of the operating and capital expenditures are in local currencies any may negatively impact our financial results by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company is exposed to are the Canadian dollar and the Mexican pesos. In order to mitigate this exposure, the Company maintains a portion of its cash balances in these currencies. The Company’s balance sheet also includes various monetary assets and liabilities, some of which are denominated in foreign currencies. These balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our consolidated statements of comprehensive loss. Refer to Note 12, Financial Instruments, for further details of foreign denominated monetary assets and liabilities.